UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 24, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ablynx NV

File No. 333-220763 - CF#35431

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Ablynx NV submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 2, 2017, as amended

Based on representations by Ablynx NV that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through August 10, 2027
Exhibit 10.4	through October 20, 2027
Exhibit 10.5	through October 17, 2027
Exhibit 10.6	through October 20, 2027
Exhibit 10.7	through October 20, 2027
Exhibit 10.8	through October 12, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary